November 29, 2018

Christian Itin
Chief Executive Officer
Autolus Therapeutics plc
Forest House
58 Wood Lane
White City
London W12 7RZ
United Kingdom

       Re: Autolus Therapeutics plc
           Draft Registration Statement on Form F-1
           Submitted November 23, 2018
           CIK No. 0001730463

Dear Mr. Itin:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Healthcare & Insurance
cc:    Darren DeStefano, Esq.